	Adecoagro approved a cash dividend of $35 million. Net sales in 1Q22 of $201 million, 18.1% higher year-over-year.

1Q22 Earning Release Conference Call

English Conference Call	Luxembourg, May 12, 2022 - Adecoagro S.A. (NYSE: AGRO, Bloomberg: AGRO US, Reuters: AGRO.K), a leading sustainable production company in South America, announced today its results for the first quarter ended March 31, 2022. The financial information contained in this press release is based on unaudited condensed consolidated interim financial statements presented in US dollars and prepared in accordance with International Financial Reporting Standards (IFRS) except for Non - IFRS measures. Please refer to page 27 for a definition and reconciliation to IFRS of the Non - IFRS measures used in this earnings release.
May 13, 2022
9 a.m. (US EST)
10 a.m. (Buenos Aires and Sao Paulo time)
3 p.m. (Luxembourg)
	HIGHLIGHTS
Tel: +1 (412) 317-6366

Participants calling from other countries outside the US	FINANCIAL & OPERATING PERFORMANCE
	$ thousands	1Q22	1Q21	Chg %
Tel: +1 (844) 435-0324	Gross Sales	205,403	174,646	17.6%
Participants calling from the US	Net Sales (1)	201,172	170,319	18.1%
	Adjusted EBITDA (2)
Investor Relations	Farming & Land Transformation	35,573	56,152	(36.6)%
Charlie Boero Hughes	Sugar, Ethanol & Energy	57,278	58,154	(1.5)%
CFO	Corporate Expenses	(6,380)	(5,165)	23.5%
Victoria Cabello	Total Adjusted EBITDA	86,471	109,141	(20.8)%
IR Manager	Adjusted EBITDA Margin (2)	43.0%	64.1%	(32.9)%
	Net Income	65,173	19,335	237.1%
	Adjusted Net Income (4)	14,695	54,497	(73.0)%
Email	Farming Planted Area (Hectares)	281,500	262,145	7.4%
ir@adecoagro.com	Sugarcane Plantation Area (Hectares)	187,757	179,472	4.6%
	Adjusted Net Income per Share	0.13	0.47	(72.2)%

• Adjusted EBITDA(3) reached $86.5 million in 1Q22, 20.8% lower year-over-year driven by lower yields and prices in the Rice business. Adjusted EBITDA in the Sugar, Ethanol & Energy business was flattish year-over-year despite lower crushing, on account of strong sales.

• Net income reached $65.2 million during 1Q22, 3.4x higher year-over-year.

Website:
www.adecoagro.com

(1) Net Sales are equal to Gross Sales minus sales taxes related to sugar, ethanol and energy.
(2) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/(Loss). Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation of PP&E, and amortization of intangible assets plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
(3) Adjusted EBITDA margin excluding third party commercialization activities is defined as the consolidated Adjusted EBITDA net of the Adjusted EBITDA generated by the commercialization of third party sugar, grains and energy, divided by consolidated gross sales net of those generated by the commercialization of third party sugar, grains and energy. We net third party commercialization results to highlight the margin generated by our own production.
(4) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted Net Income. We define Adjusted Net Income as (i) Profit/(Loss) of the period year, plus (ii) any non cash finance costs resulting from foreign exchange losses for such period, which breakdown composed both Exchange Differences and Cash Flow Hedge Transfer from Equity, net of the related income tax effects plus (iii) gains or losses from disposals of non controlling interests in subsidiaries whose main underlying asset is farmland, which are relieved in our Shareholders Equity under the line item. "Reserve from the sale of non-controlling interests in subsidiaries plus (iv) the reversal of the aforementioned income tax effect, plus (v) the inflation accounting effects, plus (vi) the revaluation results from the hectares held as investment property.

Sugar, Ethanol & Energy business

◦Adjusted EBITDA in our Sugar, Ethanol & Energy business reached $57.3 million in 1Q22, only 1.5% lower compared to 1Q21. Crushing volume during 1Q22 amounted to 0.3 million tons as we resumed harvesting activities in our Cluster in mid-March, following a short interharvest period. Despite the lower production volume, our commercial strategy to carry-over 153 thousand m3 of ethanol and 23 thousand tons of sugar from 4Q21 into 1Q22 enabled us to benefit from attractive prices of ethanol and sugar. Strong ethanol prices continued during April, supported by the delay in the Center-South's beginning of harvest, and we were able to capture them by selling our remaining ethanol stocks in addition to our monthly production. During April we made a monthly record sale of 125 thousand cubic meters comprised of 70% hydrous ethanol and 30% anhydrous at an average price of 26.4 cts/lb sugar equivalent (6.7 cts/lb higher than the average price for sugar).

◦Operational results achieved are not an indication of our expectation for the full year. As anticipated in past releases, we expect crushing volume during 2022 to be in line with 2021 but concentrated towards the second semester, as our plantation continues to recover from 2021’s adverse weather. In line with this strategy, during 1Q22 we focused on harvesting reform areas mainly related to 5th cut and above, with limited growth potential. This enabled us to (i) maximize ethanol (97% mix) and capture attractive prices; (ii) allow sugarcane areas with greater potential to continue to grow; and (iii) liberate area to plant new cane that will be harvested next season. The improvement in cane availability and the positive outlook in terms of productivity favored by above average rainfalls during March and April, will allow us to continue to take advantage of the constructive price scenario. We believe we are in a solid position to benefit from this due to our low sugar commitments (38% hedged) which grants us the flexibility to continuously maximize the product with the highest marginal contribution.

Farming & Land Transformation business

◦Adjusted EBITDA in the Farming and Land Transformation business amounted to $35.6 million in 1Q22, marking a 36.6% or $20.6 million decrease compared to 1Q21. Despite the good performance of the Crops and Dairy businesses, the decline was mainly explained by a lower contribution from our Rice business. Lower rice prices at the time of harvest coupled with lower yields as a consequence of La Niña weather effect, resulted in a $16.3 million year-over-year loss in the valuation of our biological asset and agricultural produce.

◦In May, we closed the acquisition of Viterra's rice operations in Uruguay and Argentina, as reported in our past release. We believe this transaction will enhance the performance of our Rice business, as it will contribute Uruguayan branded rice and a better mitigation of weather risk, in addition to providing further commercial and logistics advantages.

Net Income & Adjusted Net Income

◦Net Income amounted to $65.2 million during 1Q22, marking a year-over-year gain of $45.8 million. This was mostly explained by the effect of foreign exchange. In the case of Brazil, the domestic currency appreciated 15.1% during 1Q22, compared to a 9.6% depreciation during 1Q21.

◦Adjusted Net Income in 1Q22 reached $14.7 million, $39.8 million lower than in 1Q21. Adjusted Net Income excludes, (i) any non-cash result derived from bilateral exchange variations; (ii) any revaluation resulting from the hectares held as investment property; (iii) any inflation accounting result; and includes (iv) any gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland (the latter is already included in Adj. EBITDA). We believe Adjusted Net Income is a more appropriate metric to reflect the Company´s performance.

ADJUSTED NET INCOME
$ thousands	1Q22	1Q21	Chg %
Net Income/(Loss)	65,173	19,335	237.1%
Foreign exchange losses/(gains), net	(54,184)	20,840	(360.0)%
Cash flow hedge - transfer from equity	8,594	10,560	(18.6)%
Inflation Accounting Effects	(7,266)	2,945	(346.7)%
Revaluation Result - Investment Property	2,378	817	191.1%
Revaluation surplus of farmland sold	—	—	n.a.
Adjusted Net Income	14,695	54,497	(73.0)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted Net Income.

Remarks

Distribution Update

◦Our Annual Shareholder Meeting held on April 20th approved a cash dividend distribution of $35 million to be paid in two installments of $17.5 million each. The first installment represents approximately $0.1571 per share and will be paid on May 17th, 2022 to shareholders of the Company of record at close of business of May 2nd, 2022. The second installment shall be payable in or about November 2022 in an equal cash amount. A Luxembourg withholding tax of 15% will be applied to each installment of the gross cash dividend distribution amount.

◦In addition, year-to-date we have repurchased 1.5 million shares under our existing share buyback program, totaling $11.6 million.

◦Dividend distribution and share repurchases are part of the company's distribution policy, which consists of a minimum distribution of 40% of the Adjusted Free Cash Flow from Operations (NCFO) generated during the previous year. In 2021, we generated $152.1 million of NCFO.

Pioneers in the commercialization of renewable natural gas certificates

◦In early April, Adecoagro officially became the first company in Brazil to commercialize renewable natural gas certificates. Gas-recs, as they referred to in the market, attest to the production of renewable natural gas (non-fossil). In this line, industries in Brazil can voluntarily purchase these credits to decarbonize the gas consumed in their operations. The sale involved 25 thousand certificates to Metso Outotec, at a unit price of 1.80 BRL.

◦In 2022 our biogas unit in Ivinhema (Mato Grosso do Sul) will be generating 1 gas-rec for every 1 million Btu produced (approximately 30m3 of methane), used both in our industrial process to generate steam, or in its conversion to biomethane.

◦We are proud to be the first movers in a market that rewards sustainable operations, as was the case in 2020 when we kickstarted the commercialization of carbon credits under the RenovaBio program.

Operational Performance
2021/22 Harvest Year

FARMING PRODUCTION DATA
Planting & Production	Planted Area (hectares)			2021/22 Harvested Area			Yields (Tons per hectare)
	2021/22	2020/21	Chg %	Hectares	% Harvested	Production	2021/22	2020/21	Chg %
Soybean	43,515	36,975	17.7%	16,652	38.3%	62,219	3.7	2.7	38.1%
Soybean 2nd Crop	27,635	31,344	(11.8)%	200	0.7%	300	1.5	1.9	(22.2)%
Corn (1)	48,184	46,935	2.7%	12,258	25.4%	83,267	6.8	7.4	(8.7)%
Corn 2nd Crop	9,192	9,663	(4.9)%	—	—%	—	—	—	n.a.
Wheat (2)	46,509	44,392	4.8%	46,509	100.0%	137,749	3.0	2.8	7.5%
Sunflower	23,092	16,164	42.9%	22,232	96.3%	39,129	1.8	1.8	(0.6)%
Cotton	7,427	3,519	111.1%	150	2.0%	45	0.3	—	n.a.
Peanut	23,658	26,123	(9.4)%	10	—%	40	4.0	3.0	32.1%
Other (3)	3,245	2,747	18.1%	113	3.5%	718	6.4	1.0	511.1%
Total Crops	232,456	217,863	6.7%	98,122	42.2%	323,468
Rice	49,044	44,282	10.8%	48,169	98.2%	326,019	6.8	7.5	(10.3)%
Total Farming	281,500	262,145	7.4%	146,292	52.0%	649,487
Owned Croppable Area	112,187	110,891	1.2%
Leased Area	132,486	109,327	21.2%
Second Crop Area	36,826	41,927	(12.2)%
Total Farming Area	281,500	262,145	7.4%
	Milking Cows (Average Heads)			Milk Production (MM liters)			Productivity (Liters per cow per day)
Dairy	1Q22	1Q21	Chg %	1Q22	1Q21	Chg %	1Q22	1Q21	Chg %
Milk Production	14,334	11,947	20.0%	45.0	39.3	14.6%	34.9	36.6	(4.5)%

(1) Includes sorghum.
(2) Includes barley.
(3) Includes chia, sesame, potatoes and beans.

During the second half of 2021, we began our planting activities for the 2021/22 harvest year, which continued throughout early 2022. We have planted a total of 281,500 hectares, which represents a 7.4% increase in area compared to the previous season. We are currently undergoing harvesting activities for most of our grains. As of the end of April 2022, we harvested 146,292 hectares, or 52.0% of total area, and produced 649,487 tons of aggregate grains.

Crops Update

Soybean 1st crop: As of the end of April, we harvested 38% (16,652 hectares) of the planted area obtaining an average yield of 3.7 Tn/Ha. Rains were limited during the months of November and December, but good rainfall observed during the second half of January, February and March, favored crop development and enabled us to reach yields above our expectations.

Corn: As of the end of April, we harvested 70% (13,800 hectares) of the area planted with early corn, reaching good yields in the west and northern region of Argentina where humidity conditions were good. Yields in the north of Buenos Aires and Entre Ríos province were below our expectations, as they were more exposed to dry weather during spring. At the same time, we have planted 35,500 hectares of late corn which are still going through their development cycle. Conditions are good, favored by abundant rainfall registered during January and increased precipitation observed towards the end of summer.

Peanut: We had good conditions during the growing period for this crop, and as of the end of April we have already pulled up 55% (13,060 hectares) of the planted area and started harvesting activities with very good results. We expect to achieve yields in line with our forecast.

Farming & Land Transformation Financial Performance

FARMING & LAND TRANSFORMATION BUSINESS - FINANCIAL HIGHLIGHTS
$ thousands	1Q22	1Q21	Chg %
Gross Sales
Farming	128,347	95,565	34.3%
Total Sales	128,347	95,565	34.3%
Adjusted EBITDA (1)
Farming	34,414	51,026	(32.6)%
Land Transformation	1,159	5,126	(77.4)%
Total Adjusted EBITDA (1)	35,573	56,152	(36.6)%
Adjusted EBIT (1)
Farming	28,133	45,952	(38.8)%
Land Transformation	1,159	5,126	(77.4)%
Total Adjusted EBIT (1)	29,292	51,078	(42.7)%
(1) Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss. Adjusted EBITDA is defined as consolidated profit from operations before financing and taxation, depreciation and amortization plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBIT is defined as consolidated profit from operations before financing and taxation plus the gains or losses from disposals of non-controlling interests in subsidiaries. Adjusted EBITDA margin and Adjusted EBIT margin are calculated as a percentage of net sales.
Adjusted EBITDA in the Farming and Land Transformation business amounted to $35.6 million in 1Q22, marking a 36.6% or $20.6 million decrease compared to 1Q21. The decline is fully explained by a lower contribution from our Rice business into the overall results due to lower yields and prices at the time of harvest. Thus, this lower Adjusted EBITDA generation fully offset a 3.2% and 48.0% growth reported by Crops and Dairy, respectively. On the other hand, the Land Transformation business had little gain as no farm sales were conducted during the quarter.

For a more detailed explanation, please refer to the performance description of each business line starting next page.

Crops Segment

CROPS
Highlights	metric	1Q22	1Q21	Chg %
Gross Sales	$ thousands	39,431	31,578	24.9%
	tons	77,536	83,702	(7.4)%
	$ per ton	508.5	377.3	34.8%
Adjusted EBITDA	$ thousands	18,490	17,913	3.2%
Adjusted EBIT	$ thousands	16,680	16,468	1.3%
Planted Area	hectares	232,456	217,863	6.7%
In 1Q22, gross sales in our Crops segment reached $39.4 million, marking a 24.9% or $7.8 million year-over-year increase compared to 1Q21. Higher revenues are explained by a 34.8% increase in average selling prices, driven by higher commodity prices. This increase came as result of (i) the conflict in Europe, which started in late February, and led to a hike mainly in the price of wheat and corn, and to a lesser extent on soybean, due to Russia and Ukraine's role in world exports; and (ii) a pressure in prices related to a potential negative impact in South America's 2021/22 campaign given a new "La Niña" year. Thus, this enabled us to capture an additional $155/Mt in the case of corn, $145/Mt for soybean and $52/Mt for wheat. Results were partially offset by a 7.4% year-over-year decrease in overall volumes sold as part of our commercial strategy to carry-over stock and benefit from higher expected prices.
Adjusted EBITDA in our Crops segment was $18.5 million, 3.2% higher compared to the same period of last year. Adjusted EBITDA generation was benefited by an increase in gross sales, along with a year-over-year gain of $11.5 million in the mark-to-market of our biological assets due to higher planted area and better prices. Results were partially offset by (i) a net loss of $8 million in the mark-to-market of our commodity hedge position; (ii) an increase in selling expenses of $2.6 million due to higher logistics costs; and (iii) inflation in Argentina in U.S. dollar terms which drove costs and expenses.

CROPS - GROSS SALES BREAKDOWN
	Amount ($ '000)			Volume			$ per unit
Crop	1Q22	1Q21	Chg %	1Q22	1Q21	Chg %	1Q22	1Q21	Chg %
Soybean	2,389	3,517	(32.1)%	5,047	10,722	(52.9)%	473	328	44.3%
Corn (1)	3,596	4,936	(27.1)%	10,057	24,322	(58.7)%	358	203	76.2%
Wheat (2)	10,799	6,608	63.4%	41,836	32,124	30.2%	258	206	25.5%
Sunflower	3,838	2,763	38.9%	4,704	5,221	(9.9)%	816	529	54.2%
Cotton Lint	816	—	n.a.	807	—	n.a.	1,011	—	n.a.
Peanut	15,995	12,570	27.2%	12,532	10,008	25.2%	1,276	1,256	1.6%
Others	1,998	1,184	68.8%	2,554	1,305	95.7%
Total	39,431	31,578	24.9%	77,536	83,702	(7.4)%
(1) Includes sorghum. (2) Includes barley.

The table below shows the gains and losses from crop production generated during the first three months of 2022. A total of 232,299 hectares were planted in the 2021/22 crop season, out of which 79,559 hectares have been already harvested. As of March 31, 2022, total Changes in Fair Value, which reflect the margin of both the crops that have already been harvested and the expected margin of those that are still on the ground with significant biological growth, was $29.4 million, compared to $17.8 million generated during the same period of last year. The main driver for the increase in margins was the increase in commodity prices, especially soybean and corn, partially offset by higher costs in U.S. dollar terms.

CROPS - CHANGES IN FAIR VALUE BREAKDOWN - AS OF MARCH 31, 2022 (1)
3M22	metric	Soy	Soy 2nd Crop	Corn	Corn 2nd Crop	Wheat	Sunflower	Cotton	Peanut	Total

2021/22 Harvest Year
Total Planted Area	Hectares	49,219	27,635	47,911	9,192	44,160	23,092	7,427	23,664	232,299
Area planted in initial growth stages	Hectares	3,237	51	143	—	—	—	—	760	4,191
Area planted with significant biological growth	Hectares	39,068	27,414	39,371	9,192	—	3,246	7,354	22,904	148,549
Changes in Fair Value 3M22 from planted area 2021/22	$ thousands	4,971	3,141	14,319	3,627	—	426	1,108	(2,647)	24,945

Total Harvested area	Hectares	6,913	170	8,396	—	44,160	19,846	73	—	79,559
Area harvested in previous periods	Hectares	141	—	—	—	44,160	—	—	—	44,300
Area harvested in current period	Hectares	6,773	170	8,396	—	—	19,846	73	—	35,258
Changes in Fair Value 3M22 from harvested area 2021/22	$ thousands	1,225	41	1,141	—	—	2,009	—	—	4,417
Total Changes in Fair Value in 3M22	$ thousands	6,197	3,182	15,460	3,627	—	2,435	1,108	(2,647)	29,362
(1) Planted and harvested area figures as of March 31st, 2022. Moreover, soybean includes other crops, such as beans, sesame, chia and sorghum.

Rice Segment

RICE
Highlights	metric	1Q22	1Q21	Chg %
Gross Sales	$ thousands	33,669	27,422	22.8%
Sales of white rice	thousand tons	59.2	44.8	31.9%
	$ per ton	479.3	528.3	(9.3)%
	$ thousands	28,351	23,684	19.7%
Sales of By-products	$ thousands	5,318	3,738	42.3%
Adjusted EBITDA	$ thousands	8,250	28,337	(70.9)%
Adjusted EBIT	$ thousands	6,116	26,533	(76.9)%
Area under production	hectares	49,044	44,282	10.8%

Rice Mills
Total Processed Rough Rice(1)	thousand tons	60	52	17.1%
Ending stock - White Rice	thousand tons	7	37	(80.6)%
(1) Expressed in white rice equivalent.

In 1Q22, gross sales for our Rice business amounted to $33.7 million, 22.8% or $6.2 million higher compared to the same period of last year. This increase was mainly driven by a 31.9% increase in selling volumes on higher exports, partially offset by a 9.3% decrease in average selling prices as export prices did not copy the increase experienced by other commodities.

Adjusted EBITDA for the quarter amounted to $8.3 million, marking a 70.9% or $20.1 million year-over-year decrease. Results were mainly impacted by (i) a $16.3 million year-over-year loss in our biological asset and agricultural produce; (ii) higher costs due to inflation in Argentina in U.S. dollar terms; and (iii) a $2.0 million year-over-year increase in selling expenses related to higher logistics costs. Despite a 10.8% increase in our planted area compared to the previous campaign, lower yields and an 8% year-over-year decline in prices at the moment of harvest were the main contributors towards the loss in the mark-to-market of our biological asset. Regarding yields, water shortage during summertime caused by the effect of "La Niña" in the Northeast region of Argentina where our Rice operations are based, impacted some of our farms. It is worth highlighting that the 10.3% year-over-year decrease in yields to 6.8 Tn/Ha is also related to last year's record high. All in all, our current figure is in line with our historical average.

Entering into Uruguay through the acquisition of Viterra’s rice operations, will contribute to our geographic diversification and hence mitigate weather risk. Additional advantages of the deal include (i) international recognition of Uruguayan rice as being of the highest quality; (ii) expansion of our product portfolio and access to new markets; (iii) logistics synergies; and (iv) 230 thousand tons increase in our processing capacity (150 thousand in Uruguay and 80 thousand in Argentina) totalizing 580 thousand tons.

Dairy Segment

DAIRY
Highlights	metric	1Q22	1Q21	Chg %
Gross Sales	$ thousands (1)	54,805	36,164	51.5%
	million liters (2) (3)	100.1	93.2	7.4%
Adjusted EBITDA	$ thousands	6,999	4,729	48.0%
Adjusted EBIT	$ thousands	4,718	2,984	58.1%
Milking Cows	average heads	14,334	11,947	20.0%
Cow Productivity	liter/cow/day	34.9	36.6	(4.5)%
Total Milk Produced	million liters	45.0	39.3	14.6%
(1) Includes sales of processed dairy products, electricity and culled cows.
(2) Includes sales of fluid milk, powder milk and cheese.
(3) The difference between volume processed and volume sold is explained by the sale of raw milk to third parties.
In 1Q22, milk production at the farm level amounted to 45.0 million liters, an increase of 14.6% or 5.7 million liters, compared to the same period of last year. This was mainly explained by a 20.0% increase in our dairy cow herd, which reached an average of 14,334 milking cows during the quarter. Cow productivity stood at 34.9 liters per cow per day, leading to a daily production of 0.5 million liters of milk. Although there was a slight decrease in our cow productivity, this indicator remains at high levels even as we continue to increase our dairy cow herd to reach full capacity in our four free-stalls.
At the industry level, we processed 90.3 million liters of raw milk during the first three months of the year, marking a 19.2% increase compared to 1Q21. Out of this volume, approximately 41% came from our dairy farm operations whereas the balance was sourced from local producers in nearby areas or supplied by partners to whom we provide tolling service.We continue working on product developments to cater both to the domestic and export market.
Gross sales for the quarter amounted $54.8 million, a 51.5% year-over-year increase compared to 1Q21. Higher revenues in the segment were driven by (i) both an increase in volumes sold and in average prices, mostly export prices, as we increased the mix of higher value added products; (ii) our continuous focus on achieving efficiencies in our vertically integrated operations and increasing our productivity levels in every stage of the value chain; (iii) our flexibility to divert milk to the production of a variety of dairy products, as well as to shift sales across markets. Thus, Adjusted EBITDA expanded 48.0% in the quarter versus 1Q21 to $7.0 million. Nevertheless, Adjusted EBITDA growth was partially offset by (i) the higher cost of feed (corn silage and soy pellets) on account of higher commodity prices; (ii) higher costs related to health and reproduction, accentuated by an inflation in Argentina in U.S. dollar terms; in addition to (iii) higher logistics costs.
Adjusted EBIT amounted to $4.7 million in 1Q22. However, once interest expense and the foreign exchange loss related to the financial debt are taken into account, the three-months result of the business decreases to negative $5.9 million.

All Other Segments

ALL OTHER SEGMENTS
Highlights	metric	1Q22	1Q21	Chg %
Gross Sales	$ thousands	442	401	10.2%
Adjusted EBITDA	$ thousands	675	47	n.m.
Adjusted EBIT	$ thousands	619	(33)	n.m.
All Other Segments primarily encompass our cattle business. Our cattle segment consists of pasture land that is not suitable for crop production due to soil quality and is leased to third parties for cattle grazing activities.

Adjusted EBITDA for All Other Segments during 1Q22 was $675 thousands, compared to the $47 thousands in the same period of last year.

Land transformation business

LAND TRANSFORMATION
Highlights	metric	1Q22	1Q21	Chg %
Adjusted EBITDA	$ thousands	1,159	5,126	(77.4)%
Adjusted EBIT	$ thousands	1,159	5,126	(77.4)%
Land sold	Hectares	—	—	n.a
Although no farm sales were conducted during 1Q22 nor during 1Q21, adjusted EBITDA for our Land Transformation business amounted to $1.2 million and $5.1 million, respectively. This is so as it reflects a gain in the mark-to-market of an account receivable corresponding to the latest sale of farms in Brazil, which tracks the evolution of soybean prices. Despite higher soybean prices, the year-over-year reduction in Adjusted EBITDA is explained by the impact of the appreciation of the Brazilian currency. From an accounting perspective, this figure is captured in Other Operating Income line of the Land Transformation segment.

Operational Performance

SUGAR, ETHANOL & ENERGY - SELECTED INFORMATION
Operating Data	Metric	1Q22	1Q21	Chg %
Milling
Sugarcane Milled	tons	272,413	2,087,188	(86.9)%
Own Cane	tons	272,413	2,079,363	(86.9)%
Third Party Cane	tons	—	7,825	(100.0)%
Production
TRS Equivalent Produced	tons	26,102	246,132	(89.4)%
Sugar	tons	864	94,118	(99.1)%
Ethanol	M3	14,722	87,722	(83.2)%
Hydrous Ethanol	M3	7,558	77,891	(90.3)%
Anhydrous Ethanol	M3	7,164	9,832	(27.1)%
Sugar mix in production	%	3%	40%	(91.3)%
Ethanol mix in production	%	97%	60%	60.8%
Energy Exported (sold to grid)	MWh	18,054	79,232	(77.2)%
Cogen efficiency (KWh sold per ton crushed)	KWh/ton	66.3	38.0	74.6%
Agricultural Metrics
Harvested own sugarcane	tons	272,413	2,079,363	(86.9)%
Harvested area	Hectares	6,158	27,783	(77.8)%
Yield	tons/hectare	44.2	74.8	(40.9)%
TRS content	kg/ton	100.0	111.9	(11.0)%
TRS per hectare	kg/hectare	4,404	8,375	(47.4)%
Mechanized harvest	%	100%	100%	—%
Area
Sugarcane Plantation	hectares	187,757	179,472	4.6%
Expansion & Renewal Area	hectares	6,970	7,141	(2.4)%

Our cluster in Mato Grosso do Sul normally operates based on a continuous harvest model. This means that subject to weather going normal, we can harvest and crush cane year-round even during the first quarter of the year which is the traditional interharvest period for Brazil’s Sugar & Ethanol industry. As already noted in the 4Q21 Earnings Release, the adverse weather conditions observed in 2021 caused a reduction in sugarcane availability towards year-end and beginning of 2022. As a result, in December 2021 we entered into an interharvest period until mid-March 2022, when we resumed activities. Compared to most players which stopped operations for a 6-7 month window, ours was a short interharvest period. However, the year-over-year comparison presents a significant drop in our production variables, which we expect to compensate in the following quarters. In this regard, it is important to highlight that results observed during 1Q22 should be analyzed being mindful that year-over-year comparisons can be misleading and are not a reflection of our expectations for the full year.

The improvement in cane availability and the positive outlook in terms of productivity due to above average rainfalls during March and April, have allowed us to increase our crushing pace and continue to take advantage of the constructive price scenario. Our commercial strategy to carry-over stock from 2021 enabled us to capture attractive prices, in particular the hike in ethanol prices towards the end of the quarter. Moreover, during April we marked a new record high for ethanol sales, amounting to 125 thousand cubic meters at an average price of 26.4 cts/lb in sugar equivalent (6.7 cts/lb higher than the average price for sugar during April), including 10 thousand cubic meters exported.

Going into the operating data of the quarter, during 1Q22 crushing volume amounted to 0.3 million tons of sugarcane, compared to 2.1 million during the same period of last year. Harvesting activities during the quarter were concentrated on reform areas mainly related to 5th cut and above, with limited growth potential. This enabled us to maximize ethanol and capture attractive prices; (ii) allow areas with greater potential to continue to grow; and (iii) liberate area to plant new high-yielding cane available for next harvest season. In this regard, sugarcane yields in 1Q22 reached 44.2 tons per hectare while TRS content reached 100 kg/ton, marking an year-over-year reduction of 40.9% and 11.0% respectively.

In terms of mix, in line with our strategy to maximize production of the product with the highest marginal contribution, we diverted as much as 97% of our TRS to ethanol to profit from higher relative prices. During the quarter hydrous and anhydrous ethanol traded at 19.1 cts/lb and 20.8 cts/lb, 3.2% and 12.5% premium to sugar, respectively (we captured above market prices, as we will see in the next section). To further take advantage of price premiums, 49% of our total ethanol production was anhydrous ethanol, compared to 11% during 1Q21. This high degree in flexibility constitutes one of our most important competitive advantages, since it allows us to make a more efficient use of our fixed assets and profit from higher relative prices. Although production of both ethanol and sugar was lower as a consequence of the reduction in crushing volume, this was offset by higher average prices which we were able to capture thanks to our high inventories at the start of this year which were 56% higher than in 1Q21 in the case of ethanol and 75% in the case of sugar.

Exported energy during the quarter totaled 18.1 thousand MWh, 77.2% lower compared to the same period of 2021, as a consequence of the reduction in crushing volume. Cogeneration efficiency ratio, however, stood at 66.3 KWh/ton, 74.6% higher year-over-year.

As of March 31, 2022, our sugarcane plantation consisted of 187,757 hectares, 4.6% higher compared to the same period of last year. Sugarcane planting continues to be a key strategy to supply our mills with quality raw material at low cost. During 1Q22, we planted a total of 6,970 hectares of sugarcane. Of this total planted area, 28% or 1,950 hectares were expansion areas planted to supply our growing crushing capacity and 72% or 5,020 hectares were areas planted to renew old plantations with newer and high-yielding sugarcane, thus allowing us to maintain the productivity of our plantation.

Financial Performance

SUGAR, ETHANOL & ENERGY - HIGHLIGHTS
$ thousands	1Q22	1Q21	Chg %
Net Sales (1)(2)	72,825	74,754	(2.6)%
Margin on Manufacturing and Agricultural Act. Before Opex	56,498	58,245	(3.0)%
Adjusted EBITDA	57,278	58,154	(1.5)%
Adjusted EBITDA Margin (3)	78.7%	77.8%	1.1%
(1) Net Sales are calculated as Gross Sales net of sales taxes.
Please see “Reconciliation of Non-IFRS measures” starting on page 27 for a reconciliation of Adjusted EBITDA and Adjusted EBIT to Profit/Loss.
(2) Net Sales in 1Q22 include $4.6 million and in 1Q21 include $2.5 million corresponding to the sale of 9.0 thousand and 8.2 thousand tons of soybean, respectively, planted as cover crop during the implementation of the agricultural technique known as meiosis. Meiosis is based on planting 2 lines called “mother lines” for every 8 lines left unplanted. Once the sugarcane in the mother lines grow and the cut is made, it is used as muda for the remaining 8 lines. As 20% of the sugarcane is planted first, it is 1 year older than the 80% balance, allowing for cover crops to be planted in the meantime. Planting harvestable cover crops results in lower sugarcane production costs, greater planting efficiency and the potential to monetize additional sales.
Net sales in 1Q22 reached $72.8 million, 2.6% lower compared to 1Q21. The decrease was driven by the lower selling volumes of sugar, ethanol and energy, as a consequence of the lower crushing volume. However, this was almost fully offset by higher average selling prices of ethanol and sugar (measured both in BRL as well as in U.S. dollars). Our commercial strategy to carry-over stock from 2021 enabled us to benefit from the constructive price scenario, in particular to capture the hike in ethanol prices towards the end of the quarter. We continued to profit from high prices after the end of the quarter, by selling our remaining ethanol stocks during April in addition to our monthly production. By doing so we marked a record of 125 thousand cubic meters of ethanol sold in one month, at an average price of 26.4 cts/lb sugar equivalent.
Despite the late start of harvesting activities and thus, the lower production, Adjusted EBITDA during 1Q22 was $57.3 million, in line compared to the same period of last year. Year-over-year we registered (i) a $9.6 million gain in the mark-to-market of our sugarcane coupled with (ii) a $6.2 million gain in the mark-to-market of our commodity hedge position despite the increase in prices, due to a loss observed in 1Q21. Results were offset by an increase in costs mostly driven by fertilizers, fuels, lubricants and an appreciation of the Brazilian currency, in addition to the slight reduction in sales.

The table below reflects the breakdown of net sales for the Sugar, Ethanol & Energy business.

SUGAR, ETHANOL & ENERGY - NET SALES BREAKDOWN (1)
	$ thousands				Units			($/unit)
	1Q22	1Q21	Chg %	1Q22	1Q21	Chg %	1Q22	1Q21	Chg %
Sugar (tons)	7,798	25,236	(69.1)%	17,248	62,724	(72.5)%	452	402	12.4%
Ethanol (cubic meters)	56,843	43,362	31.1%	85,594	97,111	(11.9)%	664	447	48.7%
Energy (Mwh) (2)	1,680	3,619	(53.6)%	64,854	119,512	(45.7)%	26	30	(14.5)%
CBios (4)	1,941	433	348.7%	134,223	102,096	31.5%	14	4	241.3%
TOTAL (3)	68,262	72,217	(5.5)%
(1) Net Sales are calculated as Gross Sales net of ICMS, PIS COFINS, INSS and IPI taxes.
(2) Includes commercialization of energy from third parties.
(3) Total Net Sales does not include the results generated from the sale of soybean planted as cover crop during the implementation of meiosis.
(4) During 2021 Cbios were booked under the Other Operating Income line. For presentation and comparison purposes we are including 1Q21's figures in the sales line although they are not included in the actual calculation of sales during that year.
Prices for sugar and ethanol continued to be constructive as the market factored in (i) the late start of harvesting activities in Center-South Brazil due to the lagging impact of 2021's adverse weather; (ii) the hike in international oil prices which drove ethanol prices and, in turn, sugar; and (iii) greater than expected rebound in hydrous ethanol consumption in March marking a 32% increase versus February. Despite the lower production of sugar and ethanol during 1Q22, we were able to capture high prices as we had carry-over stock (153 thousand cubic meters of ethanol and 23 thousand tons of sugar). We believe we are in a good position to continue to capture the increase in prices as we still have unhedged 62% of sugar and 95% of ethanol production related to the 22/23 campaign.

Sugar sales during 1Q22 reached $7.8 million, 69.1% lower than during the same period of last year. This decrease was driven by a 72.5% decrease in selling volumes due to lower production, partially offset by a 12.4% increase in average prices which reached 20.5 ct/lb.

Ethanol sales during 1Q22 amounted to $56.8 million, 31.1% higher year-over-year. This was explained by a 48.7% increase in average selling prices measured in U.S. dollars, led by anhydrous ethanol (20.6 cts/lb and 22.0 cts/lb sugar equivalent). Despite a year-over-year reduction in ethanol production, we were able to benefit from the price scenario due to our inventory level. At the end of 2021 we carried over 93 thousand m3 of anhydrous ethanol and 61 thousand m3 of hydrous ethanol (55.6% higher than in 1Q21) to benefit from higher expected prices. Half of these inventories was sold in 1Q22, while the other 50% was sold during April at levels of 26.4 cts/lb sugar equivalent.

Due to the efficiency and sustainability in our operations, ranked among the highest in the industry, we have the right to issue carbon credits (CBio) every time we sell ethanol. During 1Q22 we sold $1.9 million worth of carbon credits at an average price of 86 BRL/CBio (16 $/CBio) - net price of 14 $/CBio-, 3.4x higher than during 1Q21.

In the case of energy, net sales in 1Q22 were $1.7 million, 53.6% lower compared to 1Q21 driven by a 45.7% year-over-year decrease in selling volumes and a 14.5% decrease in average selling prices due to the high levels of water in the reservoirs.

As shown in the table below, during the last twelve months of 2022 total production costs excluding depreciation and amortization reached 7.5 cents per pound, compared to 4.6 in the same period of last year. This increase was driven by a lower dilution of fixed costs caused by a year-over-year reduction in crushing volume of 22.9% (9.1 million tons crushed in LTM 2022 and 11.8 million tons in LTM 2021), explained by the first quarter dynamics. The increase in costs of inputs, fertilizers, diesel and salaries, among others, coupled with the appreciation of the Brazilian currency further contributed to the increase in costs. On a full year basis, we expect costs to be in line or slightly above 2021.

SUGAR, ETHANOL & ENERGY - PRODUCTION COSTS
	Total Cost ($'000)			Total Cost per Pound (cts/lbs)
LAST TWELVE MONTHS	LTM 21/22	LTM 20/21	Chg %	LTM 21/22	LTM 20/21	Chg %
Industrial costs	77,321	66,974	15.4%	3.2	2.1	52.4%
Industrial costs	62,084	53,244	16.6%	2.5	1.7	53.9%
Cane from 3rd parties	15,237	13,729	11.0%	0.6	0.4	46.5%
Agricultural costs	241,002	206,631	16.6%	9.9	6.4	54.0%
Harvest costs	82,329	73,447	12.1%	3.4	2.3	48.0%
Cane depreciation	57,699	54,989	4.9%	2.4	1.7	38.5%
Agricultural Partnership Costs	38,691	27,955	38.4%	1.6	0.9	82.7%
Maintenance costs	62,283	50,239	24.0%	2.6	1.6	63.7%
Total Production Costs	318,323	273,604	16.3%	13.0	8.5	53.6%
Depreciation & Amortization PP&E	(136,451)	(125,772)	8.5%	(5.6)	(3.9)	43.2%
Total Production Costs (excl D&A)	181,872	147,832	23.0%	7.5	4.6	62.4%

SUGAR, ETHANOL & ENERGY - CHANGES IN FAIR VALUE
$ thousands	1Q22	1Q21	Chg %
Sugarcane Valuation Model current period	123,486	78,203	57.9%
Sugarcane Valuation Model previous period	64,364	71,506	(10.0)%
Total Changes in Fair Value	59,122	6,696	782.9%

Total Changes in Fair Value of Unharvested Biological Assets (what is currently growing on the fields and will be harvested during the next 12 months) represented a gain of $59.1 million during 1Q22 mostly driven by higher expected yields favored by good rains during March and April. Year-over-year it represented a gain of $52.4 million mainly attributed to higher expected prices. These effects were partially offset by a strengthening of the Brazilian currency.

Corporate Expenses

CORPORATE EXPENSES
$ thousands	1Q22	1Q21	Chg %
Corporate Expenses	(6,380)	(5,165)	23.5%
Adecoagro’s corporate expenses include items that have not been allocated to a specific business segment, such as the remuneration of executive officers and headquarters staff, certain professional fees, office lease expenses, among others. As shown in the table above, corporate expenses for 1Q22 were $6.4 million, 23.5% higher than in 1Q21 mainly explained by an increase in costs impacted by an inflation in U.S. dollar terms.

Other Operating Income

OTHER OPERATING INCOME
$ thousands	1Q22	1Q21	Chg %
Gain / (Loss) from commodity derivative financial instruments	(6,727)	(10,134)	(33.6)%
(Loss) from forward contracts	(5,291)	—	n.m.
Gain from disposal of other property items	(71)	234	(130.3)%
Net Gain from FV Adjustment in Investment Property	(2,353)	(825)	185.2%
Other	1,343	4,937	(72.8)%
Total	(13,099)	(5,788)	126.3%
In 1Q22, Other Operating Income amounted to a loss of $13.1 million, compared to a $5.8 million loss registered in the same quarter of the previous year. The negative results are mainly attributable to a loss in the mark-to-market of our commodity hedge position caused by an increase in commodity prices, such as soybean, corn and sugar, among others.

Commodity Hedging
Adecoagro’s financial performance is affected by the volatile price environment inherent in agricultural commodities. The company uses forward and derivative markets to mitigate swings in commodity prices by locking-in margins and stabilizing cash flows.

The table below shows the average selling price of our hedged production volumes, including volumes that have already been invoiced and delivered, forward contracts with fixed-price and volumes hedged through derivative instruments.

COMMODITY HEDGE POSITION - As of March 31,2022
	Consolidated Hedge Position
Farming		Avg. FAS Price	CBOT FOB	Results Booked in FY2022
	Volume	USD/Ton	USD/Bu	$ thousand
2021/2022 Harvest season
Soybeans	106,440	392.0	1,460.0	(3,860.0)
Corn	140,900	199.0	633.0	399.0
2022/2023 Harvest season
Soybeans	19,000	371.0	1,388.0	176.0
Corn	—	n.a	n.a	—
	Consolidated Hedge Position
Sugar, Ethanol & Energy		Avg. FOB Price	ICE FOB	Results Booked in FY2022
	Volume	USD/Unit	Cents/Lb	$ thousand
2022/2023 Harvest season
Sugar (tons)	126,801	426.0	19.3	(3.0)
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	513,002	57.5	n.a	—
2023/2024 Harvest season
Sugar (tons)	—	—	—	—
Ethanol (m3)	—	—	—	—
Energy (MW/h) (1)	470,100	55.5	n.a	—

(1) Energy prices 2022 and 2023 were converted to USD at an exchange rate of BRL/USD 5.14 and BRL/USD 5.40, respectively.

Financial Results

FINANCIAL RESULTS
$ thousands	1Q22	1Q21	Chg %
Interest Expenses, net	(12,399)	(13,103)	(5.4)%
Cash Flow Hedge - Transfer from Equity	(8,594)	(10,560)	(18.6%)
FX Gain / (Losses), net	54,184	(20,840)	(360.0)%
Gain/loss from derivative financial Instruments	1,563	377	314.6%
Taxes	(858)	(921)	(6.8)%
Finance Cost - Right-of-use Assets	(6,582)	(3,869)	70.1%
Inflation accounting effects	7,266	(2,945)	(346.7)%
Other Expenses, net	(2,654)	(1,226)	116.5%
Total Financial Results	31,926	(53,087)	n.a
Net financial results in 1Q22 totaled a gain of $31.9 million compared to a loss of $53.1 million in 1Q21. The year-over-year variation is mostly explained by the effect of foreign exchange.
The lines "Fx Net" and "Cash Flow Hedge - Transfer from Equity" reflect the impact of foreign exchange variations on our dollar-denominated monetary assets and liabilities. Year-over-year it presents a gain of $77.0 million explained by a reduction in the nominal depreciation of the Brazilian Real from 9.6% during 1Q21 to an appreciation of 15.1% during 1Q22, and by a reduction in the nominal depreciation of the Argentine Peso from 9.3% in 1Q21 to a depreciation of 8.1% during 1Q22. These results are non-cash in nature and do not affect the net worth of the Company in U.S. dollars.

Indebtedness

NET DEBT BREAKDOWN
$ thousands	1Q22	4Q21	Chg %	1Q21	Chg %
Farming	199,378	128,019	55.7%	183,369	8.7%
Short term Debt	135,304	86,263	56.9%	100,631	34.5%
Long term Debt	64,074	41,756	53.4%	82,738	(22.6)%
Sugar, Ethanol & Energy	731,500	689,632	6.1%	757,287	(3.4)%
Short term Debt	36,103	25,901	39.4%	52,712	(31.5)%
Long term Debt	695,397	663,731	4.8%	704,574	(1.3)%
Total Short term Debt	171,407	112,164	52.8%	153,343	11.8%
Total Long term Debt	759,471	705,487	7.7%	787,313	(3.5)%
Gross Debt	930,878	817,651	13.8%	940,656	(1.0)%
Cash & Equivalents	142,920	199,766	(28.5)%	208,584	(31.5)%
Net Debt	787,958	617,885	27.5%	732,072	7.6%
EOP Net Debt / Adj. EBITDA LTM	1.90x	1.41x	34.5%	1.88x	1.3%
As of March 31, 2022, Adecoagro's net debt position was $788.0 million, $170.1 million or 27.5% higher compared to 4Q21. This was fully explained by a 13.8% increase in gross debt, along with a 28.5% reduction in our cash position. It is worth highlighting that cash generation is concentrated in the second semester of the year, whereas the first has the highest working capital requirements. From a seasonality point of view, we incur most of our costs during the first quarter as our crops are planted and there is only a small portion that is harvested and sold. Thus, we expect to reduce the working capital requirements and our indebtedness as we continue with our harvesting activities throughout the second and third quarter.

On a year-over-year basis, net debt in 1Q22 increased by 7.6% compared to the same period of last year. The slight decrease of 1.0% in gross debt was fully offset by the 31.5% decrease in our cash position. The reduction in our cash levels was mostly explained by an increase in marketable inventories of $44.8 million compared to 1Q21, led by higher prices and higher carry-over stock, especially soybean and corn.

Our Net Debt ratio (Net Debt / EBITDA) as of March 31, 2022 was 1.90x, flattish versus 1Q21 but 34.5% above 4Q21. A higher leverage ratio was mainly driven by the increase in our net debt position as explained above, along with a slight reduction in our EBITDA generation LTM compared to the previous quarter. Nevertheless, we believe that our balance sheet is in a healthy position based not only on the adequate overall debt levels but also on the terms of our indebtedness, most of which is long-run debt.

The Company has full capacity to repay short term debt with its cash balances, as shown by our Liquidity ratio above 1.0x. As of March 31, 2022, our Liquidity ratio (Cash & Equivalents + Marketable Inventories / Short Term Debt) reached 1.53x.

Capital Expenditures & Investments

CAPITAL EXPENDITURES
$ thousands	1Q22	1Q21	Chg %
Farming & Land Transformation	14,128	11,153	26.7%
Expansion	5,270	7,930	(33.5)%
Maintenance	8,858	3,223	174.8%
Sugar, Ethanol & Energy	66,143	46,184	43.2%
Maintenance	55,796	38,612	44.5%
Planting	12,207	7,531	62.1%
Industrial & Agricultural Machinery	43,589	31,081	40.2%
Expansion	10,347	7,572	36.7%
Planting	6,912	6,217	11.2%
Industrial & Agricultural Machinery	3,435	1,355	153.6%
Total	80,271	57,338	40.0%

Adecoagro's capital expenditures totaled $80.3 million in 1Q22, 40.0% higher compared to the same period of last year.

The Sugar, Ethanol and Energy business accounted for 82% or $66.1 million of total capex in 1Q22, representing an increase of 43.2% compared to 1Q21. Maintenance capex stood at $55.8 million, 44.5% higher year-over-year mostly related to (i) higher planted and soil preparation area coupled with the increase in fertilizer costs and overall inflation over fixed costs; and (ii) higher capitalization of interharvest costs due to the late start of crushing activities (mid-March 2022 versus January 2021, and hence longer interharvest period). Expansion capex, in turn, increased by 36.7% compared to 1Q21, reaching $10.3 million. The increase is mostly explained by investments to increase vinasse concentration. Concentrated vinasse is used as a biofertilizer in our sugarcane plantation (replacing 100% of our potash fertilizer requirements) and as input in our biodigestor to produce biogas which can in turn be used to generate energy and/or biomethane.

Farming & Land Transformation businesses accounted for 18%, or $14.1 million of total capex in 1Q22, presenting a year-over-year increase of 26.7%. This is explained by a $6.0 million increase in maintenance capex mainly related to the replacement of vehicles and machinery and to the replacement of part of our dairy cows, to maintain the productivity of our herd.

Inventories

END OF PERIOD INVENTORIES
		Volume			thousand $
Product	Metric	1Q22	1Q21	% Chg	1Q22	1Q21	% Chg
Soybean	tons	27,417	8,245	232.5%	11,942	3,473	243.8%
Corn (1)	tons	47,814	10,877	339.6%	10,612	1,732	512.5%
Wheat (2)	tons	35,937	55,115	(34.8)%	9,897	10,735	(7.8)%
Sunflower	tons	14,114	4,739	197.9%	7,735	1,928	301.2%
Cotton	tons	393	—	n.m.	643	—	n.m.
Rice (3)	tons	14,655	37,358	(60.8)%	3,744	8,226	(54.5)%
Peanut	tons	10,265	4,460	130.2%	9,546	3,424	178.8%
Organic Sugar	tons	3,219	3,381	(4.8)%	1,365	751	81.8%
Sugar	tons	4,885	42,338	(88.5)%	1,720	10,001	(82.8)%
Ethanol	m3	80,832	87,535	(7.7)%	46,531	27,821	67.2%
Fluid Milk	Th Lts	7,726	6,318	22.3%	4,131	2,725	51.6%
Powder Milk	tons	1,814	419	333.3%	5,937	1,102	438.8%
Cheese	tons	133	198	(32.9)%	601	684	(12.1)%
Cbios (4)	units	76,793	42,899	n.m.	832	13	n.m.
Others	tons	5,931	2,563	131.4%	3,454	1,294	167.0%
Total		331,930	263,547	25.9%	118,690	73,896	60.6%
(1) Includes sorghum
(2) Includes barley
(3) Expressed in white rice equivalent
(4) For presentation and comparison purposes we are including 1Q21's figures in the table although they are not included in the actual calculation.

Variations in inventory levels between 1Q22 and 1Q21 are attributable to changes in (i) production volumes resulting from changes in planted area, (ii) production mix between different crops and in yields obtained; (iii) different percentage of area harvested during the period; and (iv) commercial strategy or selling pace for each product.

1Q22 Market Highlights

◦Sugar price traded in a limited range during 1Q22. The market was influenced by steadily rising estimates of sugar production in India, but also showed a considerable volatility after the conflict in Europe started. During 1Q22, sugar prices were, on average, 5% lower than 4Q21 and 15% higher than 1Q21, according to ICE futures (Sugar #11). Global sugar demand was strong in the period, but an additional production of 2 million MT from India drove 2021/22 crop S&D to a surplus for most analysts. Nevertheless, Sugar/Ethanol parity should play a major role in the global S&D and therefore in prices. Supply could be substantially affected if Brazilian mills decided to switch the mix towards ethanol on the back of strong oil prices. Price upside include: (i) extreme weather affecting global production (ii) shortage of fertilizers, (iii) lower sugar mix in Brazil and (iv) soaring grain prices turning other crops more competitive than cane. On the other hand, the main downside risk is a sharp decline in oil prices that could lead to a higher sugar mix from Brazil.

◦Due to high pump ratio and unfavorable parity, ethanol demand in the first two months of the year was low and market expectation until March was for a higher than usual closing stocks on March 31st. However, in March 2022, ethanol prices started to rebound after a combination of (i) 19% hike in gasoline price, (ii) recovery of overall fuel demand and (iii) late beginning of the new harvest in Brazil. Ethanol domestic sales reported by UNICA showed an increase of 32% in March 2022 versus February 2022. Moreover, according to ESALQ index, hydrous and anhydrous prices increased by 10% and 7%, respectively, in March 2022 versus February 2022, and improving even further in April. The 2022/23 campaign is expected to start with a full maximization of ethanol due to a strong Brazilian currency, higher gasoline price and higher ethanol profitability versus sugar (at least) in the short term. Looking beyond this year, higher global energy prices should be key for prices and production in Brazil.

◦Brazil's carbon credit market under the RenovaBio program continued to develop, reaching an average price of 86.0 BRL/CBio (approximately 18.1 USD/CBio) in 1Q22 compared to 30.8 BRL/CBio (5.5 USD/CBio) in the same period of last year. During January, February and March 2022, average prices were 64.6, 87.4 and 97.9 BRL/CBio, respectively (11.7, 16,5 and 19.7 USD/CBio).

◦In 1Q22, energy spot prices in the southeast region of Brazil were 66% lower than during the same period of last year. During January, February and March, energy prices were 62.9 BRL/MWh, 55.7 BRL/MWh and 55.7 BRL/MWh, respectively. In April, the PLD (Preço de Liquidaçao das Diferenças or settlement price for differences) stayed at levels of 55.7 BRL/MWh as a result of the recent rains and increased levels in water reservoirs. Consumption showed an increase of 2.2% when compared to last year, according to CCEE. The level of the southeast reservoirs was 61% by March, marking a 27% increase compared to the same period of last year.

◦During 1Q22, soybean traded 16% higher at CBOT compared to 4Q21, while corn prices traded 23% higher. The increase in prices was driven by (i) La Niña event affecting South American production, (ii) the conflict in Europe (increase in production costs and uncertainty regarding Russia's export execution and Ukraine's production execution), and (iii) slow demand from China for soybean and corn. Over this period, funds' net position remained net long on corn and soybean. Prices at the local market traded 21% higher on soybean and 17% higher on corn, compared to 4Q21. The market was supported by a bottleneck on harvest (trucks, gasoil, gas and fuel oil) and farmer selling's delay in Brazil and Argentina regarding 21/22 campaign.

Forward-looking Statements
This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “forecast”, “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in this press release relate to, among others: (i) our business prospects and future results of operations, including our expectations for crushing and other volumes; (ii) the impact of weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing our business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which we operate, environmental laws and regulations; (iv) the implementation of our business strategy, including the expansion of our sugarcane cluster in Mato Grosso do Sul and other current projects; (v) our plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of our financing strategy, capital expenditure plan and distribution policy; (vii) the maintenance of our relationships with customers; (viii) the competitive nature of the industries in which we operate; (ix) the cost and availability of financing; (x) future demand for the commodities we produce; (xi) international prices for commodities; (xii) the condition of our land holdings; (xiii) the development of the logistics and infrastructure for transportation of our products in the countries where we operate; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Reais, the Argentine Peso, and the Uruguayan Peso compared to other currencies.
These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may turn out to be incorrect. Our actual results could be materially different from our expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in this press release might not occur, and our future results and our performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.
The forward-looking statements made in this press release related only to events or information as of the date on which the statements are made in this press release. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Reconciliation of Non-IFRS measures
To supplement our consolidated financial statements, which are prepared and presented in accordance with IFRS, we use the following non-IFRS financial measures in this press release:
•Adjusted EBITDA
•Adjusted EBIT
•Adjusted EBITDA margin
•Net Debt
•Net Debt to Adjusted EBITDA
•Adjusted Net Income

In this section, we provide an explanation and a reconciliation of each of our non-IFRS financial measures to their most directly comparable IFRS measures. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS.
We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management for financial and operational decision making and as a means to evaluate period-to-period.
There are limitations associated with the use of non-IFRS financial measures as an analytical tool. In particular, many of the adjustments to our IFRS financial measures reflect the exclusion of items, such as depreciation and amortization, changes in fair value and the related income tax effects of the aforementioned exclusions and exchange differences generated by the net liability monetary position in USD in the countries where the functional currency is the local currency, that are recurring and will be reflected in our financial results for the foreseeable future. In addition, these measures may be different from non-IFRS financial measures used by other companies, limiting their usefulness for comparison purposes.

Adjusted EBITDA, Adjusted EBIT & Adjusted EBITDA margin
Our Adjusted Consolidated EBITDA equals the sum of our Adjusted Segment EBITDA for each of our operating segments. We define “Adjusted Consolidated EBITDA” as (i) consolidated net profit (loss) for the year, as applicable, before interest expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets, net gain from fair value adjustments of investment property land, foreign exchange gains or losses, other net financial results; (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets; and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations. (See Item 5. “Operating and Financial Review and Prospects - A. Operating Results - Critical Accounting Policies and Estimates" in our Annual Report on Form 20-F for the year ended December 31, 2018)
We define “Adjusted Segment EBITDA” for each of our operating segments as (i) the segment’s share of consolidated profit (loss) from operations before financing and taxation as per segment information for the year, as applicable, before depreciation of property, plant and equipment and amortization of intangible assets; and (ii) adjusted by those items, that do not impact profit and loss, but are recorded directly in shareholders' equity, including (a) the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, reflected under the line item: "Reserve from the sale of non-controlling interests in subsidiaries” and (b) the net increase in value of sold farmland, which has been recognized in either revaluation surplus of retained earnings which is reflected in the Shareholders’ equity under the line item “Reverse of revaluation surplus derived from the disposals of assets;. and (iv) net of the combined effect of the application of IAS 29 and IAS 21 from the Argentine operations included in profit from operations.
We believe that Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are important measures of operating performance for our company and each operating segment, respectively, because they allow investors and others to evaluate and compare our consolidated operating results and to evaluate and compare the operating performance of our segments, respectively, including our return on capital and operating efficiencies, from period to period by removing the impact of our capital structure (interest expense from our outstanding debt), asset base (depreciation of property plan and equipment and amortization of intangible assets), tax consequences (income taxes), foreign exchange gains or losses and other financial results. In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also evaluate the full value and returns generated by our land transformation activities. Other companies may calculate Adjusted Consolidated EBITDA and Adjusted Segment EBITDA differently, and therefore our Adjusted Consolidated EBITDA and Adjusted Segment EBITDA may not be comparable to similarly titled measures used by other companies. Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are not measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss), cash flows from operating activities, segment’s profit from operations before financing and taxation and other measures determined in accordance with IFRS. Items excluded from Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are significant and necessary components to the operations of our business, and, therefore, Adjusted Consolidated EBITDA and Adjusted Segment EBITDA should only be used as a supplemental measure of our company’s operating performance, and of each of our operating segments, respectively. We also believe Adjusted Consolidated EBITDA and Adjusted Segment EBITDA are useful for securities analysts, investors and others to evaluate the financial performance of our company and other companies in the agricultural industry. These non-IFRS measures should be considered in addition to, but not as a substitute for or superior to, the information contained in either our statements of income or segment information.
Reconciliation of both Adjusted EBITDA and Adjusted EBIT starts on page 31.

Net Debt & Net Debt to Adjusted EBITDA
Net debt is defined as the sum of long- and short-term debt less cash and cash equivalents. This measure is widely used by management and investment analysts and we believe it shows the financial strength of the Company
Management is consistently tracking our leverage position and our ability to repay and service our debt obligations over time. We have therefore set a leverage ratio target that is measured by net debt divided by Adjusted EBITDA.
We believe that this metric provides useful information to investors because management uses it to manage our debt-equity ratio in order to promote access to debt financing instruments in the capital markets and our ability to meet scheduled debt service obligations.

RECONCILIATION - NET DEBT
$ thousands	1Q22	4Q21	Chg %	1Q21	Chg %
Total Borrowings	930,878	817,651	13.8%	940,656	(1.0)%
Cash and Cash equivalents	142,920	199,766	(28.5)%	208,584	(31.5)%
Net Debt	787,958	617,885	27.5%	732,072	7.6%

Adjusted Net Income
We define Adjusted Net Income as (i) Profit/ (Loss) of the period/year before net gain from fair value adjustments of investment property land; plus (ii) any non-cash finance costs resulting from foreign exchange gain/losses for such period, which are composed by both Exchange Differences and Cash Flow Hedge Transfer from Equity, included in Financial Results, net, in our statement of income; net of the related income tax effects, plus (iii) gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, which are reflected in our Shareholders Equity under the line item. “Reserve from the sale of non-controlling interests in subsidiaries”, plus (iv) the reversal of the aforementioned income tax effect, plus (v) any inflation accounting effect; plus (vi) the net increase in value of sold farmland, which has been recognized in either Revaluation surplus or Retained earnings.
We believe that Adjusted Net Income is an important measure of performance for our company allowing investors to properly assess the impact of the results of our operations in our Equity. In effect, results arising from the revaluation effect of our net monetary position held in foreign currency in the countries where our functional currency is the local currency do not affect the Equity of the Company, when measured in foreign / reporting currency. Conversely, the tax effect resulting from the aforementioned revaluation effect does impact the Equity of the Company, since it reduces/increases the income tax to be paid in each country; which is why we decided to add back the income tax effect to the Adjusted Net Income considering this tax effect.

In addition, by including the gains or losses from disposals of non-controlling interests in subsidiaries whose main underlying asset is farmland, investors can also include the full value and returns generated by our land transformation activities.
Other companies may calculate Adjusted Net Income differently, and therefore our Adjusted Net Income may not be comparable to similarly titled measures used by other companies. Adjusted Net Income is not a measures of financial performance under IFRS, and should not be considered in isolation or as an alternative to consolidated net profit (loss). This non-IFRS measure should be considered in addition to, but not as a substitute for or superior to, the information contained in our financial statements.

ADJUSTED NET INCOME
$ thousands	1Q22	1Q21	Chg %
Net Income/(Loss)	65,173	19,335	237.1%
Foreign exchange losses, net	(54,184)	20,840	(360.0)%
Cash flow hedge - transfer from equity	8,594	10,560	(18.6)%
Inflation Accounting Effects	(7,266)	2,945	(346.7)%
Revaluation Result - Investment Property	2,378	817	191.1%
Adjusted Net Income	14,695	54,497	(73.0)%

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 1Q22
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	39,431	33,669	54,805	442	128,347	77,056	—	—	205,403
Cost of goods sold and services rendered	(33,854)	(29,634)	(48,434)	(252)	(112,174)	(57,297)	—	—	(169,471)
Initial recog. and changes in FV of BA and agricultural produce	29,362	10,303	6,253	514	46,432	37,438	—	—	83,870
Gain from changes in NRV of agricultural produce after harvest	(195)	—	—	—	(195)	(699)	—	—	(894)
Margin on Manufacturing and Agricultural Act. Before Opex	34,744	14,338	12,624	704	62,410	56,498	—	—	118,908
General and administrative expenses	(3,413)	(2,488)	(1,623)	(55)	(7,579)	(4,297)	—	(6,681)	(18,557)
Selling expenses	(6,014)	(5,582)	(6,166)	(23)	(17,785)	(6,284)	—	(89)	(24,158)
Other operating income, net	(8,637)	(152)	(117)	(2,360)	(11,266)	(3,193)	1,159	201	(13,099)
Profit from Operations Before Financing and Taxation	16,680	6,116	4,718	(1,734)	25,780	42,724	1,159	(6,569)	63,094
Net loss from Fair value adjustment of Investment property	—	—	—	2,353	2,353	—	—	—	2,353
Adjusted EBIT	16,680	6,116	4,718	619	28,133	42,724	1,159	(6,569)	65,447
(-) Depreciation and Amortization	1,810	2,134	2,281	56	6,281	14,554	—	189	21,024
Adjusted EBITDA	18,490	8,250	6,999	675	34,414	57,278	1,159	(6,380)	86,471
Reconciliation to Profit/(Loss)
Adjusted EBITDA									86,471
(+) Depreciation and Amortization									(21,024)
(+) Financial result, net									31,926
(+) Revaluation Result - Investment Property									(2,353)
(+) Income Tax (Charge)/Benefit									(29,544)
(+) Translation Effect (IAS 21)									(303)
Profit/(Loss) for the Period									65,173

ADJUSTED EBITDA & ADJUSTED EBITDA RECONCILIATION TO PROFIT/LOSS - 1Q21
$ thousands	Crops	Rice	Dairy	Others	Farming	Sugar, Ethanol & Energy	Land Transformation	Corporate	Total
Sales of goods and services rendered	31,578	27,422	36,164	401	95,565	79,081	—	—	174,646
Cost of goods sold and services rendered	(24,588)	(22,121)	(30,767)	(261)	(77,737)	(47,406)	—	—	(125,143)
Initial recog. and changes in FV of BA and agricultural produce	17,842	26,649	2,680	43	47,214	27,749	—	—	74,963
Gain from changes in NRV of agricultural produce after harvest	(2,481)	—	—	—	(2,481)	(1,179)	—	—	(3,660)
Margin on Manufacturing and Agricultural Act. Before Opex	22,351	31,950	8,077	183	62,561	58,245	—	—	120,806
General and administrative expenses	(1,892)	(1,969)	(1,287)	(78)	(5,226)	(4,313)	—	(5,169)	(14,708)
Selling expenses	(3,396)	(3,610)	(3,718)	(31)	(10,755)	(8,423)	—	(51)	(19,229)
Other operating income, net	(595)	162	(88)	(932)	(1,453)	(9,398)	5,126	(63)	(5,788)
Profit from Operations Before Financing and Taxation	16,468	26,533	2,984	(858)	45,127	36,111	5,126	(5,283)	81,081
Net gain from Fair value adjustment of Investment property	—	—	—	825	825	—	—	—	825
Adjusted EBIT	16,468	26,533	2,984	(33)	45,952	36,111	5,126	(5,283)	81,906
(-) Depreciation and Amortization	1,445	1,804	1,745	80	5,074	22,043	—	118	27,235
Reverse of revaluation surplus derived from the disposals of assets	—	—	—	—	—	—	—	—	—
Adjusted EBITDA	17,913	28,337	4,729	47	51,026	58,154	5,126	(5,165)	109,141
Reconciliation to Profit/(Loss)
Adjusted EBITDA									109,141
(+) Depreciation and Amortization									(27,235)
(+) Financial result, net									(53,087)
(+) Revaluation Result - Investment Property									(825)
(+) Income Tax (Charge)/Benefit									(8,938)
(+) Translation Effect (IAS 21)									279
Profit/(Loss) for the Period									19,335

STATEMENT OF INCOME
$ thousands	3M22	3M21	Chg %

Sales of goods and services rendered	206,364	174,792	18.1%
Cost of goods sold and services rendered	(170,304)	(125,182)	36.0%
Initial recognition and changes in fair value of biological assets and agricultural produce	84,053	75,278	11.7%
Changes in net realizable value of agricultural produce after harvest	(825)	(3,671)	(77.5)%
Margin on manufacturing and agricultural activities before operating expenses	119,288	121,217	(1.6)%
General and administrative expenses	(18,735)	(14,757)	27.0%
Selling expenses	(24,386)	(19,316)	26.2%
Other operating income, net	(13,376)	(5,784)	131.3%
Profit from operations before financing and taxation	62,791	81,360	(22.8)%
Finance income	56,306	1,062	5,201.9%
Finance costs	(31,646)	(51,204)	(38.2)%
Other financial results - Net gain of inflation effects on the monetary items	7,266	(2,945)	(346.7)%
Financial results, net	31,926	(53,087)	(160.1)%
Profit before income tax	94,717	28,273	235.0%
Income tax expense	(29,544)	(8,938)	230.5%
Profit for the period	65,173	19,335	237.1%

Condensed Consolidated Statement of Cash Flow

STATEMENT OF CASHFLOWS
$ thousands	3M22	3M21	Chg %

Cash flows from operating activities:
(Loss) / Profit for the year	65,173	19,335	237.1%
Adjustments for:
Income tax expense	29,544	8,938	230.5%
Depreciation	20,683	26,906	(23.1)%
Amortization	461	355	29.9%
Depreciation of right of use assets	7,083	10,564	(33.0)%
Gain from the disposal of other property items	63	(234)	(126.9)%
Net loss / (gain) from the Fair value adjustment of Investment properties	2,378	817	191.1%
Equity settled share-based compensation granted	1,614	1,386	16.5%
Loss / (gain) from derivative financial instruments	10,721	9,625	11.4%
Interest, finance cost related to lease liabilities and other financial expense, net	21,196	17,703	19.7%
Initial recognition and changes in fair value of non harvested biological assets (unrealized)	(74,682)	(44,873)	66.4%
Changes in net realizable value of agricultural produce after harvest (unrealized)	10,654	2,403	343.4%
Provision and allowances	439	495	(11.3)%
Net gain of inflation effects on the monetary items	(7,266)	2,945	(346.7)%
Foreign exchange losses, net	(54,184)	20,840	(360.0)%
Cash flow hedge – transfer from equity	8,594	10,560	(18.6)%
Subtotal	42,471	87,765	(51.6)%

Changes in operating assets and liabilities:
(Increase) in trade and other receivables	(58,855)	(49,950)	17.8%
(Increase) in inventories	(26,316)	(48,958)	(46.2)%
Decrease / (Increase) in biological assets	48,659	38,030	27.9%
(Increase) / Decrease in other assets	(477)	4	(12,025.0)%
Decrease / (Increase) in derivative financial instruments	(3,211)	(20,456)	(84.3)%
Decrease in trade and other payables	(22,378)	(28,316)	(21.0)%
Increase in payroll and social security liabilities	(2,195)	(850)	158%
(Decrease) / Increase in provisions for other liabilities	(244)	(34)	617.6%
Net cash generated from operating activities before taxes paid	(22,546)	(22,765)	(1.0)%
Income tax paid	(202)	(118)	71.2%
Net cash generated from operating activities (a)	(22,748)	(22,883)	(0.6)%

Condensed Consolidated Statement of Cash Flow
STATEMENT OF CASHFLOWS
$ thousands	3M22	3M21	Chg %

Cash flows from investing activities:
Purchases of property, plant and equipment	(74,353)	(57,022)	30.4%
Purchase of cattle and non current biological assets	(3,974)	(2,284)	74.0%
Purchases of intangible assets	(569)	(598)	(4.8)%
Interest received and others	498	601	(17.1)%
Proceeds from sale of property, plant and equipment	350	708	(50.6)%
Net cash used in investing activities (b)	(78,048)	(58,595)	33.2%

Cash flows from financing activities:
Proceeds from long-term borrowings	21,324	—	n . a
Payments of long-term borrowings	(3,090)	(2,408)	28.3%
Proceeds from short-term borrowings	68,508	78,920	(13.2)%
Payments of short-term borrowings	(3,773)	(78,830)	(95.2)%
Interest paid (c)	(13,557)	(17,181)	(21.1)%
Proceeds from derivatives financial instruments	—	288	(100.0)%
Lease Payments	(17,171)	(11,663)	47.2%
Purchase of own shares	(10,639)	(9,475)	12.3%
Dividends paid to non-controlling interest	—	(12)	(100.0)%
Net cash generated / (used) from financing activities (d)	41,602	(40,361)	(203.1)%
Net increase / (decrease) in cash and cash equivalents	(59,194)	(121,839)	(51.4)%
Cash and cash equivalents at beginning of period	199,766	336,282	(40.6)%
Effect of exchange rate changes and inflation on cash and cash equivalents (e)	2,348	(5,859)	(140.1)%
Cash and cash equivalents at end of year	142,920	208,584	(31.5)%

(a) Includes (4,299) and (11,805) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.
(b) Includes (418) and (315) of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.
(c) Includes (16) and 124 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.
(d) Includes 4,602 and 12,051 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.
(e) Includes 115 and 69 of the combine effect of IAS 29 and IAS 21 of the Argentine subsidiaries for March 31, 2022 and 2021, respectively.

Condensed Consolidated Statement of Financial Position

STATEMENT OF FINANCIAL POSITION
$ thousands	March 31, 2022	December 31, 2021	Chg %

ASSETS
Non-Current Assets
Property, plant and equipment, net	1,579,592	1,422,623	11.0%
Right of use assets	388,106	260,776	48.8%
Investment property	32,132	32,132	—%
Intangible assets, net	34,379	31,337	9.7%
Biological assets	22,339	19,355	15.4%
Deferred income tax assets	22,775	10,321	120.7%
Trade and other receivables, net	51,086	42,231	21.0%
Derivative financial instruments	2,472	757	226.6%
Other assets	1,655	1,071	54.5%
Total Non-Current Assets	2,134,536	1,820,603	17.2%
Current Assets
Biological assets	226,936	175,823	29.1%
Inventories	282,580	239,524	18.0%
Trade and other receivables, net	208,661	145,849	43.1%
Derivative financial instruments	248	828	(70.0)%
Other assets	2	8	(75.0)%
Cash and cash equivalents	142,920	199,766	(28.5)%
Total Current Assets	861,347	761,798	13.1%
TOTAL ASSETS	2,995,883	2,582,401	16.0%

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	183,573	183,573	—%
Share premium	842,969	851,060	(1.0)%
Cumulative translation adjustment	(438,137)	(514,609)	(14.9)%
Equity-settled compensation	17,012	16,073	5.8%
Cash flow hedge	(56,205)	(60,932)	(7.8)%
Other reserves	109,587	106,172	3.2%
Treasury shares	(18,960)	(16,909)	12.1%
Revaluation surplus	277,807	289,982	(4.2)%
Reserve from the sale of non-controlling interests in subsidiaries	41,574	41,574	—%
Retained earnings	175,633	115,735	51.8%
Equity attributable to equity holders of the parent	1,134,853	1,011,719	12.2%
Non-controlling interest	38,350	36,111	6.2%
TOTAL SHAREHOLDERS EQUITY	1,173,203	1,047,830	12.0%

LIABILITIES
Non-Current Liabilities
Trade and other payables	354	284	24.6%
Borrowings	759,471	705,487	7.7%
Lease liabilities	306,335	201,718	51.9%
Deferred income tax liabilities	310,273	265,848	16.7%
Payroll and social liabilities	1,361	1,243	9.5%
Provisions for other liabilities	3,096	2,565	20.7%
Total Non-Current Liabilities	1,380,890	1,177,145	17.3%
Current Liabilities
Trade and other payables	173,471	168,746	2.8%
Current income tax liabilities	2,263	1,625	39.3%
Payroll and social liabilities	24,805	25,051	(1.0)%
Borrowings	171,407	112,164	52.8%
Lease liabilities	57,753	45,136	28.0%
Derivative financial instruments	4,060	1,283	216.4%
Provisions for other liabilities	8,031	3,421	134.8%
Total Current Liabilities	441,790	357,426	23.6%
TOTAL LIABILITIES	1,822,680	1,534,571	18.8%
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES	2,995,883	2,582,401	16.0%